UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. IC-30335 / December 31, 2012

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In the Matter of	:
	:
MUTUAL OF AMERICA LIFE INSURANCE COMPANY	:
MUTUAL OF AMERICA SEPARATE ACCOUNT NO. 2	:
MUTUAL OF AMERICA SEPARATE ACCOUNT NO. 3	:
WILTON REASSURANCE LIFE COMPANY OF NEW YORK	:
AMERICAN SEPARATE ACCOUNT NO. 2	:
AMERICAN SEPARATE ACCOUNT NO. 3	:
MUTUAL OF AMERICA INVESTMENT CORPORATION	:
	:
320 Park Avenue	:
New York, NY 100221	:
	:
(812-14059)	:

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ORDER PURSUANT TO SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940 GRANTING APPROVAL OF SUBSITUTION AND AN ORDER PURSUANT TO SECTION 17(b) OF THE ACT GRANTING EXEMPTION FROM SECTION 17(a) OF THE ACT.

Mutual of America Life Insurance Company, Wilton Reassurance Life Company of New York, Mutual of America Separate Account No. 2, Mutual of America Separate Account No. 3, American Separate Account No. 2, and American Separate Account No. 3 (collectively, "Substitution Applicants") and Mutual of America Investment Corporation (together with Substitution Applicants, "Section 17 Applicants") filed an application on July 17, 2012 and an amended and restated application on November 21, 2012. The Substitution Applicants seek an order pursuant to Section 26(c) of the Investment Company Act of 1940 ("Act"), approving the substitution of shares of: (a) the Vanguard International Portfolio of the Vanguard Variable Insurance Fund for Class A Shares of the DWS International VIP Fund of the DWS Variable Series I ("DWS Fund"), and (b) the Mutual of America Bond Fund of Investment Corporation for Class A Shares of the DWS Bond VIP Fund of the DWS Fund, under certain variable life insurance and annuity contracts issued by the Companies (collectively, the "Contracts"). The Section 17 Applicants seek an order pursuant to Section 17(b) of the Act exempting them from Section 17(a) of the Act to the extent necessary to permit them to engage in certain in-kind transactions in connection with the substitution.

A notice of the filing of the application was issued on December 5, 2012 (Release No. IC-30292). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued, unless a hearing should be ordered. No request for a hearing has been received, and the Commission has not ordered a hearing.

The matter has been considered, and it is found that the substitutions are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

It is also found that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions are consistent with the policy of each registered investment company concerned, as recited in its registration statement and reports filed under the Act; and the proposed transactions are consistent with the general purposes of the Act.

Accordingly,

IT IS ORDERED, pursuant to section 26(c) of the Act that the proposed substitutions are approved; and

IT IS FURTHER ORDERED pursuant to section 17(b) of the Act, that the requested exemption from section 17(a) of the Act, be, and hereby is, granted, effective forthwith.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Elizabeth M. Murphy
Secretary